AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

OVERVIEW AND INTRODUCTORY COMMENT

Avrupa Minerals Ltd. (“Avrupa” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “AVU”. The Company is currently focusing on discovering economic mineral deposits, using a hybrid prospect generator model (getting other partners to fund our properties to minimize dilution as well as funding our own exploration programs on our top projects), in politically stable and prospective regions of Europe, including Portugal, Kosovo and Finland.

Over the course of 14 years, Avrupa has brought in partners on its exploration projects that have invested approximately $27 million in exploration in addition to funds spent by Avrupa. That exploration has led to two discoveries – one gold deposit in Kosovo and one area of VMS mineralization in the prolific Iberian Pyrite Belt famous for large copper-zinc deposits in southern Portugal.

While Avrupa has been focused on advancing its exploration projects with funds from partners who can earn an interest in its projects by spending exploration funds thereby reducing dilution for shareholders, the Company completed its own exploration program at the Alvalade property. This resulted in the Company entering into an Earn-in Joint Venture Agreement for the Alvalade project with Minas de Aguas Teñidas, S.A. (“Sandfire MATSA” or “MATSA”) and its wholly-owned subsidiary Sandfire Mineira Portugal, Unipessoal Lda. (“SMP”), formerly Emisurmin Unipessoal Lda. (“EUL”) in November 2019.

On December 14, 2021, the Company signed a binding letter agreement (the “Letter Agreement”) with Dutch holding company, Akkerman Exploration B.V. (“AEbv”) to acquire 100% ownership of Akkerman Finland OY (“AFOy”). AFOy owns three mineral reservations in the past-producing and highly prospective Vihanti-Pyhäsalmi VMS district in central Finland and one gold project in the Oijarvi greenstone belt Finland. On February 25, 2022, the Letter Agreement was superseded by the Share Purchase Agreement.

Avrupa continues to upgrade its precious and base metal targets to JV-ready status in a variety of districts, with the idea of attracting potential partners to project-specific and/or regional exploration programs, and to look for new projects in certain mineral belts in Europe, or nearby.

This MD&A is dated August 16, 2023 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the six months ended June 30, 2023 and the Company’s audited consolidated financial statements for the year ended December 31, 2022 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

MAJOR QUARTERLY OPERATING MILESTONES

Alvalade Project (Portugal):

On March 3, 2023, the Company provided an update on progress at the Alvalade Project. The Company completed four exploration holes, totaling 2,693 meters, in the current phase of drilling, and started a fifth hole.  The first two holes tested possible NW strike extension of the Lousal massive sulfide deposit (LNW22-001) and electromagnetic anomalism on a parallel trend to Lousal mineralization (LNW22-002).  The third hole targeted a strong geophysical anomaly in mineral-host black shales, located about 4 kilometers further north of the Lousal NW holes (RAI22-001).  The fourth hole tested another geophysical anomaly in the Casas Novas target sector, two kilometers south of the Caveira Mine area (INC22-001). All four holes cut through weakly mineralized, strongly folded and faulted, target black shales. Geochemical results from sampling of the first three holes suggested proximity to potential massive sulfide systems, particularly in the two Lousal NW drill holes. Results from INC22-001 were pending.

CAVEIRA SOUTH
CASAS NOVAS
INC22-001
BOICA
AZINHEIRA NORTH
RAI22-001
AZINHEIRA DOS BARROS E S. MAMEDE DO SADÃO
AZINHEIRA
CURRENT PHASE DRILL HOLE
HISTORIC DRILL HOLE
MONTE DA BELA VISTA
LOUSAL NW
MBV-04
LNW22-002
LNW23-003
MBV-05
LNW22-001
LOUSAL MINE
Minas do Lousal
ALVALADE JV TARGET AREAS
0
857.2
meters
N

Figure 7. Location map for Phase 9 drilling locations, as well as drill hole locations for two historic drill holes included in following interpretative geological and targeting cross section.

A
LNW22-001
LNW22-002
MBV05
MBV04
B
Proposed LNW23-003
Geophysical conductor defined by two surveys: SQUID TEM, TURAM electromagnetics
No previous drilling in this area -- geology is speculative
Elevated proximal path-finder metals: Au, As, Mn, Mo, Sb, and Tl Anomalous Cu, Pb, Zn
=> Close to mineraliz.
Local elevated to weakly anomalous base metals and pathfinder metals
=> distal to mineraliz.
3.15 m @ 0.56 g/t Au 0.14% Co 0.46% Cu
6.00 m @ 0.24% Cu
0
-200
-400
-600
X: 549551 Y: 4210799
X: 549822 Y: 4210928
X: 550093 Y: 4211056
X: 550364 Y: 4211185
X: 550634 Y: 4211314
Legend
Upper green and purple shales
Grey/green shales
Spilites
Intrusive mafic rocks
Intermediate to mafic volcanogenic shales
Intermediate to felsic volcanogenic shales
Felsic rocks (Rhyolite to Rhyodacite)
Lower green and purple shales (with pumice breccia and limestones)
Mineral horizon: Black shales (with minor felsic rocks)
Phyllites and quartzites
Main thrust faults
Main normal faults
Planar veins
Shear-related veins
Polymetallic clasts
Massive + semi-massive
Possible/Potential mineralisation
Stockwork
Disseminated Py
PORMINING
C Rosa, F Valente, E Soares, S Ramos, P Kuhn

Figure 8. Schematic cross section showing Lousal NW drilling results, along with historic drilling at Monte da Bela Vista. There is no previous drilling in the western portion of the section, thus the geological interpretation is only predictive.

Subsequent to completing the two LNW holes, the Company performed a stationary-loop SQUID TEM electromagnetic survey to further attempt to identify potential massive sulfide mineralization in this sector. The survey identified an electrical conductor located west of the drilling in favorable geological target area, supported by anomalous base metal results from previous soil sampling work. Further electromagnetic studies, using a moving electrical loop for more detail, supported the presence of a strong conductor. The schematic location of the conductor was shown in red cross-hatch in the Lousal NW cross section, which would be tested by a new drill hole, LNW23-003. Furthermore, geochemical results from sampling of the first two LNW holes suggested the possibility of nearby sulfide mineralization. The Joint Venture continued detailed geochemical studies and interpretation covering the use of low-level results from elements including gold, silver, arsenic, antimony, manganese, molybdenum, thallium, tin, copper, lead, and zinc, to determine potential proximity to massive sulfide mineralization. In this case, while drilling did not intercept massive sulfide mineralization, the results from sampling of the weakly mineralized black shales, typically the host rock material for mineral deposits in this portion of the Iberian Pyrite Belt (“IPB”), suggested the presence of the kind of hydrothermal system that forms massive sulfide deposits in the IPB.

The Company and Sandfire MATSA drilled a number of exploration holes without hitting significant mineralization.

On June 12, 2023, the Company provided new assay results from the Sesmarias massive sulfide target area, Alvalade JV Project. Armed with a significantly upgraded targeting model constructed after a total of 46 holes and nearly 20,000 meters of drilling at Sesmarias since 2014, the JV geological team aimed deeper to 400 meters depth to attempt to locate further high-grade mineralization.

Results from SES23-047 are:

•26.95 meters of 2.18% copper; 2.58% lead; 5.60% zinc; and 88.2 g/t silver from 393.80 to 420.75 meters depth, within a wider interval of:

•43.40 meters of 1.51% copper; 2.15% lead; 4.78% zinc; and 64.1 g/t silver from 392.80 to 436.20 meters depth.

At this time, with only one drill hole in the new zone, the true thickness of the massive sulfide mineralization is unknown.  The drill hole intercepted at least part of the eastern limb of the target mineralized syncline, and possibly part of the hinge of the syncline.  Further drilling is clearly necessary to search for both extension and shape of the mineral body. The Company is currently drilling a follow-up hole, collared approximately 150 meters southeast of SES23-047, with five more holes planned.

Previous JV drilling demonstrated the potential for significant thicknesses of massive sulfide mineralization, and the Company recognized the potential for higher grade mineralization as it moved south towards the Central Zone, perhaps the center of the mineral system.  The Company now recognizes that the SES002 lens could be part of the new discovery lens, separated by faulting.

The following summary cross section demonstrates the potential for further mineralization on this section line, in the middle of the Central Zone.

A
B
SES003
SES002
SES21-041
SES23-047
100
-100
-100
-100
200
-200
-200
-300
-300
-400
-400
-500
-500
?
43.40 m @ 1.51% Cu; 2.15% Pb; 4.78% Zn; and 64.1 ppm Ag
including
26.95 m @ 2.18% Cu; 2.58% Pb; 5.60% Zn; and 88.2 ppm Ag
100m
50m
Looking 30ºW
550700
550800
550900
551000
551100
SES006
SES005
SES030
SES002
SES21-041
SES23-047
SES007
SES003
SES004
SES027
SES016A
SES016
SES23-048
Ongoing drill-hole
SES017
0
50
100 m
Legend
Tertiary
Spilites
Intrusive mafic rocks
Grey/green shales (± volcanogenic shales)
Massive + semi-massive
Stockwork/replacement sulphides (>20%)
Possible/Potential mineralisation
Mineral horizon:
Black shales + felsic rocks
Volcanogenic shales
Felsic rocks (Rhyolite to Rhyodacite)
Phyllites, quartzites and quartzgreywackes to greywackes (PQ)
Main faults/ thrusts
PORMINING
C Rosa, F Valente, E Soares, S Ramos, P Kuhn

Figure 1.  SES23-047 cross section showing previous drilling and discovery hole SES002.  The mineralized syncline seen here is a continuation from the previously-reported, more northerly sections that show development of an eastern overturned limb, a western normal limb, and development of a robust hinge zone.  Further drilling is warranted to develop a potential high grade central zone to the developing system.

Potential for further higher-grade mineralization lies from the present 650S section to the 350S section, north of the present drilling, and possibly for another 300 to 400 meters to the south of the 650S section.  We are presently drilling at SES23-048, collared approximately 150 SE of SES23-047, on the 800S section.

Sesmarias North
Sesmarias Central
050 N
000
070 S
120 S
250 S
350 S
650 S
800 S
SES21-035
SES21-034
SES21-037
SES21-033
SES21-038
SES20-031
SES21-039
SES028
SES21-045
SES21-046
SES21-044
SES21-043
SES21-040
SES21-042
SES009
SES015
SM0601
SES006
SES005
SES002
SES23-047
SES007
SES027
SES016
SES23-048
SES017
SES012
SES026
SES022
SES020
Legend
DDH
COLLAR
Historic
Recent
Ongoing
Old
Hole Trace
Historic
Recent
Ongoing
Old
0
100
200 m
ED50 UTM Zone 29N
550400
550600
550800
551000
551200
4204800
4204600
4204400
4204200
4204000
4203800
4203600

Figure 2.  Simplified, schematic diagram of Sesmarias massive sulfide “lenses”, actually the limbs of the synclinal mineralization.  Note that the Central Zone appears to be open and untested for at least 300 meters in either direction from the 650S section.  Presently drilling on the 800S section line at SES23-048.

Notes on analytical methods and quality control.  The JV analyzed the mineralized material at two different laboratories, as the table below demonstrates.  For certified, NI43-101 – acceptable assay results, the Company selected the ME-MS61 method performed by ALS Global at their Seville sample preparation facility and Loughrea, Ireland analytical laboratory.  For in-house reasons and desire to have overnight results, the Company authorized preliminary analytical procedures at the non-certified, MATSA laboratory facilities at the Aguas Teñidas Mine.

Table 1.  Fully accredited, NI 43-101 compliant, certified analytical results from ALS Global laboratory highlighted in yellow.  Overnight analytical results from MATSA mine lab at Aguas Teñidas, Spain.

Slivova Project (Kosovo)

On March 2, 2023, the Company reported that presumptive Slivova Gold Project partner, Western Tethyan Resources (“WTR”), completed its detailed due diligence study of the Slivova Gold Deposit and elected to continue with Stage 1 of the earn-in joint venture program at Slivova.

During the 6-month due diligence period, WTR developed a small mine concept for the Slivova Project, studying “feasible access, mining, processing, and tailings management options”. At this level of investigation, WTR found that the Slivova Project demonstrates “potential for low initial capex, moderate operating costs, and attractive NPV and IRR in the context of the low initial capex and the current estimated mine life” (from WTR news release of March 2, 2023).

WTR further added that as a result of their studies, they would initiate a Preliminary Economic Assessment and Scoping Study for the Slivova Project, and that they have engaged UK-based consultants Bara Consulting UK and Knight Piesold to do the study.  The two companies conducted the due diligence studies and are already duly familiar with the Slivova Project.

On May 9, 2023, the Company announced that it entered into a definitive option agreement with WTR to advance the Slivova Project. WTR can earn-in to 75% of the Project by funding exploration and development for €1,800,000 over three years, and then a further 10% by making certain milestone and success payments, producing an Environmental Impact Statement, delivering a Feasibility Study, and completing a Mining License application.

WTR spent more than €275,000 for Due Diligence, development of a Concept Study, and continuing work on a PEA.

On May 2, 2023, the Company completed the Definitive Agreement with WTR. The terms of the Agreement are:

On Closing

•€35,000 cash payment upon signing the Definitive Agreement on/about March 1, 2023. (Completed)

Earn-In Phase

Stage 1:

•€30,000 cash payment on September 1, 2023;

•If WTR elects to enter the Definitive Agreement, it will invest €800,000, during first two years from the effective date (minimum of €150,000 must be spent by September 1, 2023, post DD Phase) for exploration, drilling, baseline environmental and social surveys, landowners, etc., for 51% of the Project. (Underway)

Stage 2:

•After completion of Stage 1, during the third year from the Effective Date, WTR will invest €1,000,000 for NI 43-101 resource estimation, commencement of full Environmental Impact Statement (“EIS”), etc., for 75% of the Project.

Stage 3:

•During fourth and fifth year from the Effective Date, WTR must complete the EIS, Feasibility Study (“FS”), and Mining License application, for 85% of the Project.

Stage 4:

•WTR completes success payments to previous JV partner, Byrnecut International Ltd., accordingly:

o€125,000 in cash within 30 days of the first to occur of: 1) Completion of a positive FS (minimum 15% IRR) or; 2) Avrupa or related party making a decision to proceed with development of a mining operation within the license area;

o€125,000 within 30 days of issuance of a mining license for the Project;

o€125,000 within 30 days of commencement of mine construction within the license area;

o100 troy ounces of gold within 30 days of commencement of commercial production (“CCP”), then increasing by 75 troy ounces per year until and including the third anniversary of commercial production when 325 troy ounces will be delivered.

Stage 5:

•Avrupa participates in the mine build or dilutes to 1% NSR.

On July 17, 2013, the Company announced that WTR provided a new Mineral Resource Estimate and general near-term work plan for the gold-silver deposit. The following information is a Summary of the Mineral Resource Estimate, provided by Mr. Richard Siddle, MAIG, of Addison Mining Services Ltd., an Independent Qualified Person, as defined by Canadian NI 43-101 regulations.  With the publication of this document, the full MRE must be publicly filed within 45 days.

Introduction

Between October 2022 and June 2023, the Western Tethyan and Ariana teams completed detailed field, drill core and digital data reviews of all information attributed to the Slivova Project and its Mineral Resources. Mineral Resources have been estimated by Mr. Richard Siddle, MAIG, of Addison Mining Services Ltd., an Independent Qualified Person as defined by Canadian NI 43-101.

The Slivova gold and silver deposit, consists of intrusive-related, stratiform massive to disseminated gold-bearing and base metal mineralogy hosted in Cretaceous-aged calcareous sediments. The mineralisation occurs as disseminated to massive replacement of calcareous sandstone to pebble conglomerate and minor replacement of limestone, associated with pyrite, pyrrhotite, arsenopyrite, and base-metal sulphides. Lithological control and structural features appear to have played a major role in focusing the alteration and mineralisation, both as fluid pathways and fluid retardants.

The Slivova Project exploration license is located along the Vardar Trend, approximately 30km SE of Pristina, the capital city of Kosovo (Figure 1).

520000
522000
524000
526000
528000
530000
532000
4718000
4716000
4714000
4712000
Kosovo
Slivova
Peshter Target
(Slivova Deposit)
Legend
Primary Access Route
License Boundary
Deposit Outline
0
0.5
1
2
Kilometers

Figure 1: The Slivova deposit (Peshter Target), and its associated license boundary.

For further information about the most recent Slivova mineral resource estimate, please see the news release dated July 17, 2023: https://avrupaminerals.com/avrupa-minerals-announces-updated-slivova-mineral-resource-estimate-mre/.

Kangasjärvi Project (Finland)

On May 11, 2023, the Company reported that Tukes (Finland’s mineral exploration licensing authority) approved the Kangasjärvi application, and following no appeals during the 37-day comment period. The exploration license is fully in force. AFOy has started to fulfill obligations related to the issuance of the new license, including payment of the annual fees directly to the landowners within the permit area, as well as planning the next phase of exploration.  AFOy and Avrupa plan to initiate drill testing of a promising deep EM anomaly adjacent to the historic Kangasjärvi zinc mine, along with continued review and compilation of substantial amounts of historic geological and drilling data from around the license area.

Kolima Project (Finland)

On May 11, 2023, the Company reported that Tukes also approved the Kolima application, but three appeals which must be reviewed before an exploration license can be granted were filed. Consequently, AFOy and Avrupa decided to temporarily suspend exploration work at Kolima until the outcome of the court proceedings is established.

QUARTERLY FINANCIAL CONDITION

Capital Resources

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants and options, along with the planned developments within the Company as well as with its JV partner might not be sufficient to carry out its activities throughout 2023. The Company might have to raise additional financing under difficult financial conditions.  If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at June 30, 2023, the Company had a working capital of $132,834 (December 31, 2022 – $157,445). With respect to working capital, $200,373 was held in cash (December 31, 2022 - $307,531). The decrease in cash was due to the general administrative expenses and exploration work expenses totaling $107,158.

Operations

For the three months ended June 30, 2023 compared with the three months ended June 30, 2022:

Excluding the non-cash depreciation of $514 (2022 - $279), the Company’s second quarter general and administrative expenses amounted to $112,378 (2022 - $129,580), a decrease of $17,202 mainly due to investor relations of $14,862 (2022 - $37,262). The Company has been closely monitoring its use of cash.

During the three months ended June 30, 2023, the Company incurred exploration costs totaling $11,872 including $5,450 on Alvalade in Portugal and $6,422 on Slivova in Kosovo. During the three months ended June 30, 2022, the Company expensed exploration costs totaling $12,949 including $5,013 on Alvalade in Portugal and $7,936 on Slivovo in Kosovo.

During the three months ended June 30, 2023, the Company recorded a loss of investment in AFOy of $41,475 (2022 - $47,333) for its share of operating loss in AFOy.

During the three months ended June 30, 2023, the Company reported a loss of $72,430 (2022 – $92,119), a decrease of $19,689.

For the six months ended June 30, 2023 compared with the six months ended June 30, 2022:

Excluding the non-cash depreciation of $1,023 (2022 - $570) and share-based payment of $Nil (2022 - $98,123), the Company’s general and administrative expenses amounted to $227,663 (2022 - $281,266), a decrease of $53,603 mainly due to professional fees of $63,057 (2022 - $116,266) as the Company incurred consulting fees related to acquisition of the ownership of AFOy in 2022.

During the six months ended June 30, 2023, the Company expensed exploration costs totaling $27,420 including $11,215 on Alvalade in Portugal and $16,205 on Slivovo in Kosovo. During the six months ended June 30, 2022, the Company expensed exploration costs totaling $20,391 including $12,455 on Alvalade in Portugal and $7,936 on Slivovo in Kosovo.

During the six months ended June 30, 2023, the Company recorded a loss of investment in AFOy of $52,940 (2022 - $51,331) for its share of operating loss in AFOy.

During the six months ended June 30, 2023, the Company reported a loss of $78,633 (2022 –$266,106), a decrease of $187,473.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As of the date of the MD&A, the Company has no outstanding commitments.

Property deposits:

As of June 30, 2023, the Company had a total of $1,445 (€1,000) (December 31, 2021: $1,446 (€1,000)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled.  The Company accepted this ruling.  The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another two to three years.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR April 28, 2023 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Avrupa. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at June 30, 2023:

	Issued and Outstanding
	June 30, 2023	August 16, 2023

Common shares outstanding	54,674,754	54,674,754
Stock options	1,620,750	1,620,750
Warrants	20,886,308	20,886,308
Finder’s options	412,500	412,500
Fully diluted common shares outstanding	77,594,312	77,594,312

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.